UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

UNOFFICIAL ENGLISH TRANSLATION

THIRD COMPLEMENTARY NOTICE TO THE PRICING SUPPLEMENT DATED JULY 4, 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH)

UP TO US$ 250,000,000 CLASS NO. 7 FIXED RATE NOTES DUE 2017

This is the third complementary notice to the Pricing Supplement dated July 4, 2007 (the “Pricing Supplement”) in relation to the sale of up to US$250,000,000 of Class No. 7 Fixed Rate Notes due 2017 (the “Notes”) to be issued by the Distribution and Marketing Company of the North (“Edenor” or the “Company”) as part of its Medium Term Note Program of up to US$600,000,000 outstanding at any time (or the equivalent in other currencies).

In accordance with the terms and conditions of the Pricing Supplement, we hereby announce to the investing public that the issuance date of the Notes will be October 9, 2007.

We hereby announce that the Issuance Price of the Notes is 100% of their nominal value. In addition, we hereby announce that the nominal value of the Notes will be US$220,000,000 (two hundred twenty million US dollars) and that the Notes will accrue interest at a fixed rate of 10.5%.

All defined terms used in this notice that are not defined herein shall have the meaning assigned to them in the Pricing Supplement.

INTERNATIONAL PLACEMENT AGENTS

CITIGROUP GLOBAL MARKETS INC.	DEUTSCHE BANK SECURITIES INC
INITIAL LOCAL PLACEMENT AGENTS
CITICORP CAPITAL MARKETS S.A.	DEUTSCHE BANK S.A.

SECONDARY LOCAL PLACEMENT AGENTS BANCO DE VALORES S.A.

The date of this Third Complementary Notice is October 1, 2007.

UNOFFICIAL ENGLISH TRANSLATION

FOURTH COMPLEMENTARY NOTICE TO THE PRICING SUPPLEMENT DATED JULY 4, 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH)

UP TO US$ 250,000,000 CLASS NO. 7 FIXED RATE NOTES DUE 2017

This is the fourth complementary notice to the Pricing Supplement dated July 4, 2007 (the “Pricing Supplement”)(the “Complementary Notice”) in relation to the sale of up to US$250,000,000 of Class No. 7 Fixed Rate Notes due 2017 (the “Notes”) to be issued by the Distribution and Marketing Company of the North (EDENOR S.A.) (“Edenor” or the “Company”) as part of its Medium Term Note Program of up to US$600,000,000 outstanding at any time (or the equivalent in other currencies).

In accordance with the section entitled “Notice to the Investors” in the Pricing Supplement, and taking into account that October 8, 2007 is a bank holiday in the City of New York, USA, we hereby announce that the Company has decided upon the following dates in relation to the Class No. 7 Fixed Rate Global Notes:

(i)	Maturity Date: October 9, 2017.

(ii)	Interest Payment Dates: April 9 and October 9 of every year.

(iii)

Redemption at Edenor’s Option: The Company may redeem the Notes, in whole or in part, at any moment starting on or after October 9, 2012 and up to the maturity date, according to the terms set forth in “Description of the Notes - Redemption at Edenor’s Option” of the Pricing Supplement.

(iv)

Optional Redemption upon Public Equity Offering: The Company may redeem the Notes, at any moment and from time to time until October 9, 2012, with the net cash proceeds received by the Company through any Public Equity Offering according to the terms set forth in “Description of the Notes - Redemption at Edenor’s Option” of the Pricing Supplement.

This fourth complementary notice replaces and substitutes the second complementary notice to the Pricing Supplement dated July 4, 2007, published in the Official Bulletin of the Buenos Aires Stock Exchange (“BCBA”) dated September 27, 2007. All defined terms used in this notice that are not defined herein shall have the meaning assigned to them in the Pricing Supplement.

INTERNATIONAL PLACEMENT AGENTS

CITIGROUP GLOBAL MARKETS INC.	DEUTSCHE BANK SECURITIES INC
INITIAL LOCAL PLACEMENT AGENTS
CITICORP CAPITAL MARKETS S.A.	DEUTSCHE BANK S.A.

SECONDARY LOCAL PLACEMENT AGENTS BANCO DE VALORES S.A.

The date of this Fourth Complementary Notice is October 1, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: October 6, 2007